SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

     BRASKEM S.A.
CNPJ No. 42.150.391/0001 -70
NIRE 29.300.006.939
Public Company

RELEVANT FACT

Braskem S.A. (“Braskem” or “Company”), as required in the provisions of CVM Instructions Nos. 10/80, as amended, and 358/02, informs its shareholders and the market of the following:

BUY-BACK PROGRAM

We inform the Company Shareholders that the Board of Directors, at a meeting held on the dare hereof, has decided to authorize the repurchase of the Company’s common and class “A” preferred shares to be held in treasury and subsequently resold or cancelled, without reducing the social capital.

The main characteristics of the buy-back program are as follows:

1. Purpose

The purchase of Braskem’s common and class “A” preferred shares to be held in treasury and subsequently resold or cancelled, without reducing the social capital.

2. Number of shares currently outstanding in the market

189,009,114 shares, of which 19,808,264 are common shares, 168,397,784 are class “A” preferred shares and 803,066 are class “B” preferred shares.

3. Number of Shares kept in treasury or held by controlled companies

467,347 class “A” preferred shares are kept in treasury, 580,331 common shares and 290,165 class “A” preferred shares are held by Braskem Participações S.A., and 2,186,133 class “A” preferred shares are held by Politeno Indústria e Comércio S.A., both controlled companies of Braskem.

4. Number of Shares to be purchased

Up to 1,400,495 common shares, which added to the common shares described on item 3 above, is equal to the legal limit (10% of the common share currently outstanding in the market).

Up to 13,896,133 class “A” preferred shares, which added to the class “A” preferred shares described on item 3 above, is equal to the legal limit (10% of the class “A” preferred shares currently outstanding in the market).

5. Term

180 days from the publishing date of this relevant fact (from May 4, 2006 to November 1, 2006).

6. Brokerage Firms

CREDIT SUISSE BRASIL S.A. CTVM, Av. Brigadeiro Faria Lima, 3064 13º andar, São Paulo, SP – 01451-000; ITAÚ CV S/A, Av. Hugo Beolchi, 900 – 15º andar, São Paulo, SP – 04310-030; ÁGORA SÊNIOR CTVM S.A., Praia de Botafogo, 300 - Salas 601 e 301, Rio de Janeiro, RJ - 22250-040; HEDGING-GRIFFO CV S.A., Av. Juscelino Kubtischeck, 1830 – Torre IV – 7º andar, São Paulo, SP – 04543-900; e UBS CCVM S.A., Praia de Botafogo, 228 – 16 And. Ala B, Rio de Janeiro, RJ – 22359-900.

São Paulo, May 3, 2006.

_____________________
  BRASKEM S.A
Paul Altit
Director of Investor Relations

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 3, 2006

BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer